Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

May […], 2012

VIA EDGAR TRANSMISSION

Mr. H.R. Hallock, Jr.
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Phase Tactical 500 Fund (S000036950) and Phase Tactical 2000 Fund (S000036951)

Dear Mr. Hallock:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of April 9, 2012 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 291 to its registration statement, filed on behalf of its series, Phase Tactical 500 Fund and Phase Tactical 2000 Fund (the “Funds”).  PEA No. 291 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on February 21, 2012 for the purpose of adding the Funds as new series to the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, including a change of the Funds’ names to Phase Tactical Core Fund and Phase Tactical Opportunity Fund, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or any other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section – Fees and Expenses of the Fund

1.
Staff Comment:  Please explain what is meant by “leverage” as included in the list of exceptions from the Funds’ operating expense limitation agreement, as set forth in footnote (2) to each Fund’s Fees and Expenses of the Fund table.

Response:  The Trust responds by stating supplementally that “leverage” expenses referred to in the exceptions noted in footnote (2) include expenses related to borrowings made by the Fund for investment purposes.  The Fund does not currently intend to engage in borrowing for investment purposes.

2.
Staff Comment:  Please revise the numbers in the Institutional Class Shares column of the Annual Fund Operating Expenses table for the Phase Tactical 2000 Fund to ensure that accurate figures are provided for each line item.

Response:  The Trust responds by revising the Institutional Class Shares column of the Annual Fund Operating Expenses table for the Phase Tactical 2000 Fund to read as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	3.01%
Acquired Fund Fees and Expenses(1)	0.11%
Total Annual Fund Operating Expenses	4.37%
Less Fee Waiver/Expense Reimbursement	-1.76%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	2.61%

Prospectus – Summary Section – Principal Investment Strategies

3.
Staff Comment:  Please revise disclosure relating to the Funds’ principal investment strategies in the Summary Section to expand and clarify the discussion of the investment strategies, including the following items:

(a) explain how the Funds’ investments in futures contracts that utilize notional funding will comply with Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) and Release No. IC-10666;
(b) clarify how the Funds’ investments in U.S. Treasury securities will be used to achieve the Funds’ investment objective;
(c) clarify how put options or swap agreements may be used to offset investments in futures contracts; and
(d) expand discussion of how the Funds’ investment adviser will select investments for purchase and sale using plain English and including a more specific discussion of how the investment adviser’s market level risk model is used to identify investments for purchase and sale.

Response: The Trust responds as follows:

(a) the Trust responds respectfully by noting that the Prospectus currently includes the following disclosure, which is intended to address the requirements for cover as set forth in current SEC guidance: “The Fund intends to cover its exposure on futures positions by segregating assets in a net amount equal to the amount the Fund would be required to pay upon cash settlement of the futures positions and/or with offsetting put or call options or swap agreements sufficient to generate the cash proceeds necessary to enable the Fund to pay the amounts due on cash settlement of the futures positions.”

(b) the Trust responds by revising disclosure with respect to the Funds’ investments in U.S. Treasury securities in part to read as follows: “The Fund will invest in U.S. Treasury securities to serve as cover for the Fund’s investments in futures contracts, as described above, and as a means of generating interest income and to preserve principal.”

(c) the Trust responds by adding the following disclosure to the discussion of principal investment strategies for each Fund: “Whether the Fund realizes a gain or loss from investments in futures contracts depends upon movements in the underlying indices.  The extent of the Fund’s loss from an unhedged short position in futures contracts is potentially unlimited.  To this extent, the Fund will not enter into these transactions unless it owns either offsetting (“covered”) positions in put or call options or swap agreements, and/or cash and liquid assets with a value, marked-to-market (adjusted daily as the value of the futures position varies), sufficient to cover its potential obligations.”

(d) the Trust responds by replacing the disclosure concerning the Adviser’s market level risk model with the following discussion of the Adviser’s investment selection process:  “The Adviser has developed technology that measures various factors that characterize trading risk on an intraday basis.  The set of measurements includes cross-sectional volatility (standard deviation) of the returns of a set of U.S. listed equity securities, sampled intraday, correlation and changes in correlation of the intraday price movement of securities in the sample and metrics related to liquidity, such as trading volume and order book depth.  The Adviser uses an algorithm to interpret the risk measurements in the context of their historical levels and prescribe a target equity exposure for the Fund’s investment portfolio.  In general, higher levels of observed risk indicate a decreased level of target equity exposure, and lower levels of observed risk indicate an increased level of target equity exposure.  The Fund’s target equity exposure can range from zero to two times the net asset value of the Fund.  The difference between the current notional equity exposure of the Fund and the target exposure determined by the Adviser’s investment process described above defines a set of trades, which the Adviser then executes by selling equity exposure in the event that the target exposure is less than the current exposure and by buying equity exposure in the event that the target exposure exceeds the current exposure.”

The Trust responds further by revising the discussion of the Funds’ investment strategies in the Item 9 disclosure to read as follows:

“Each Fund seeks to deliver improved risk-adjusted returns and more consistent volatility with respect to a specific equity market index over the course of a market cycle by allocating its assets among equity index futures contracts and investments in U.S. Treasury securities.  The Adviser determines the level of allocation of each Fund’s assets among equity index futures and U.S. Treasury securities by applying its proprietary market level risk model, which applies top-down analysis to adjust the level of a Fund’s exposure to equity securities markets.  The market level risk model continuously monitors equity risk and allows the Adviser to make tactical changes to the Funds’ investment portfolios to reduce exposure to equity markets as risk increases.  Because the Adviser’s market level risk model evaluates market characteristics on a high-frequency basis, the Adviser may engage in active trading of the Funds’ portfolio investments to achieve the Fund’s investment objective.

Futures Contracts.  An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made.  No physical delivery of the underlying securities in the index is made.  Whether a Fund realizes a gain or loss from futures activities depends upon movements in the underlying security or index.

No price is paid upon entering into a futures contract.  Instead, at the inception of a futures contract a Fund is required to deposit “initial margin” in an amount generally equal to 10% or less of the contract value.  Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Funds at the termination of the transaction if all contractual obligations have been satisfied.  Under certain circumstances, such as periods of high volatility, the Funds may be required by an exchange to increase the level of their initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent “variation margin” payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as “marking-to-market.”  Variation margin does not involve borrowing, but rather represents a daily settlement of a Fund’s obligations to or from a futures commission merchant.  When a Fund purchases or sells a futures contract, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements.  If a Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Successful use of futures contracts depends upon the Adviser’s ability to correctly predict movements in the securities markets generally or of a particular segment of a securities market.  No assurance can be given that the Adviser’s judgment in this respect will be correct.

Cover.  Transactions using futures contracts expose the Funds to obligations to other parties.  The Funds do not enter into these transactions unless they own either (1) offsetting (“covered”) positions in securities or other options or futures contracts; or (2) cash and liquid assets with a value, marked to market daily, sufficient to cover its potential obligations to the extent not covered as provided in clause (1).  The Funds comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with an approved custodian in the prescribed amount as determined daily.  Each Fund will be required to segregate as cover the net amount that it would be required to pay if the equity index futures contracts that it sells or acquires are cash settled.  Assets used as cover or held in an account may not be sold while the position in the corresponding financial instrument is open, unless they are replaced with other appropriate assets.

In addition to segregating net assets to satisfy the cover requirement, each Fund may enter into offsetting put or call options or swap agreements with strike prices sufficient to generate aggregate cash proceeds in the amount the Fund would be required to pay under its futures contracts.  This would give each Fund the right to receive the money necessary to satisfy its obligations under its equity index futures contracts.  If a Fund enters into swap agreements, it will collateralize its net exposure under the swap agreements with liquid portfolio securities.  The net amount of the collateral would be the amount that a Fund would ultimately be required to pay under the swap agreement, regardless of whether the swap remains in effect until its stated termination date or is terminated early.”

4.
Staff Comment:  Please confirm whether the Funds’ investments in futures contracts will consist of exchange listed or over-the-counter (“OTC”) contracts.  To the extent that the Funds will invest in OTC contracts, please address any issues that may arise relating to valuation of these investments.

Response:  The Trust responds by stating supplementally that the Fund will invest primarily in exchange listed futures contracts.

5.	Staff Comment: Please include disclosure in the Principal Risks section that specifically addresses the risks related to the Funds’ investments in derivative securities.

Response: The Trust responds by adding the following to the Funds’ disclosure of Principal Risks:

“Derivatives Risk.  Derivatives, including futures contracts, options and swap agreements, may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.  In addition, the value of a derivative instrument may not correlate perfectly to the underlying securities index or overall securities markets.  Specific types of derivative instruments are also subject to a number of additional risks, such as:
•
Futures and Options Risks.  Futures contracts and options may be more volatile than investments directly in the underlying securities, involve additional costs and may involve a small initial investment relative to the risk assumed.

•	Swap Agreement Risk. A swap contract may not be assigned without the consent of the counterparty, and may result in losses in the event of a default or bankruptcy of the counterparty.
•	Liquidity Risk. The risk that the Fund may not be able to sell or close out a derivative instrument.
•	Interest Rate Risk. The risk that underlying investments may lose value due to interest rate changes.
•
Credit Risk.  The risk that underlying investments may lose value due to borrowers defaulting or failing to pay back debt or counterparties not performing their obligations under contracts with the Fund.”

6.	Staff Comment: Please consider whether disclosure of risks related to fixed income securities would be appropriate given the Funds’ investments in U.S. Treasury securities.

Response:  The Trust responds by adding the following disclosure to the Funds’ discussion of Principal Risks:

“Fixed Income Securities Risks.  Interest rates may go up resulting in a decrease in the value of the fixed income securities held by the Fund.  Fixed income securities with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than fixed income securities with shorter maturities such as those emphasized by the Fund.  Limited trading opportunities for certain fixed income securities may make it more difficult to sell or buy a security at a favorable price or time.”

Prospectus – Shareholder Information

7.
Staff Comment:  Please revise disclosure included under the sub-heading entitled “Shareholder Information – Share Price” on page 13 of the Prospectus to relate specifically to the valuation of securities and other instruments discussed in the Funds’ principal investment strategies.

Response:  The Trust responds by removing the discussion of foreign securities from the disclosure entitled “Shareholder Information – Share Price.”  The Trust responds further by stating that the disclosure in this section otherwise conforms to the procedures that will be applied to determine the value of the Fund’s portfolio holdings.

8.
Staff Comment:  With respect to the disclosures in the sections entitled “How to Buy Shares” and “How to Redeem Shares” in the Prospectus stating that the Funds have reserved the right to change the requirements of “good order” at any time without notice, please provide an explanation of why this is an acceptable practice.

Response: The Trust responds by removing this statement from the Prospectus.

Prospectus – Distributions and Taxes – Tax Consequences

9.	Staff Comment: Please provide support for the inclusion of the disclaimers in the last paragraph of the sub-section entitled “Tax Consequences” on page 25 of the Prospectus.
Response: The Trust responds respectfully by stating that inclusion of a disclaimer to the effect that tax information provided in a mutual fund prospectus is not intended to be a full discussion of tax laws that may affect a shareholder and suggesting that investors contact their own tax advisors for additional tax information is common industry practice.  (Please see prospectuses for Vanguard Fixed Income Securities Funds (File No. 811-02368), Franklin Templeton Fund Allocator Series (File No. 811-07851, PIMCO Funds (File No. 811-05028) and BlackRock Funds (File No. 05742).)

Statement of Additional Information – Investment Policies, Strategies and Associated Risks

10.
Staff Comment:  Please confirm that the discussion of margin and variation margin in the paragraphs entitled “Futures Contracts and Options on Futures Contracts” beginning on page 2 of the SAI is accurate and appropriate as it relates to current regulations governing investments in futures contracts by registered investment companies.

Response:  The Trust responds by stating supplementally that the Trust believes the disclosure under the paragraph entitled “Futures Contracts and Options on Futures Contracts to be accurate and appropriate.  The Trust responds further by adding the following disclosure to this section:

“Cover.  Transactions using financial instruments such as futures contracts and options on futures contracts expose the Fund to an obligation to another party.  The Funds do not enter into these transactions unless they own either (1) offsetting (“covered”) positions in securities or other options or futures contracts; or (2) cash and liquid assets with a value, marked to market daily, sufficient to cover its potential obligations to the extent not covered as provided in clause (1).  The Funds comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with an approved custodian in the prescribed amount as determined daily.

Assets used as cover or held in an account may not be sold while the position in the corresponding financial instrument is open, unless they are replaced with other appropriate assets.  As a result, the commitment of a large portion of a Fund’s assets to cover accounts may impede portfolio management or a Fund’s ability to meet redemption requests or other current obligations.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers